27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830

June 6, 2014

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K
Filed February 18, 2014
File No. 0-52105

Dear Mr. O'Brien:
On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated June 2, 2014, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
For ease of reference, I have included the text of the Staff's comments in bold-face type below, followed in each case by the Company's response.
Form 10-K for the Year Ended December 31, 2013
Results of Operations, page 28

1.
In future filings, please ensure that you fully discuss the factors that affect your results of operations from period to period and quantify the impacts of these factors. For example, you do not include any discussion of the driver behind the changes in cost of products sold, excluding depreciation and amortization and other items, although you discuss and quantify drivers for this same change in your Form 10-Q for the period ended March 31, 2014. In addition, you state that depreciation and amortization expense increased in 2013 primarily due to additional construction in progress being placed in service during 2013, but do not quantify the impact here. See Item 303 of Regulation S-K and SEC Release 33-8350.

Response: The Company notes the Staff's comment and will ensure that it fully discusses the factors that affect its results of operations from period to period and quantify the impacts of these factors in future filings.

Quantitative and Qualitative Disclosures About Market Risk, page 50

2.	Please ensure that in future filings you include the quantitative disclosure called for by Item 305(a) of Regulation S-K.

Response: The Company notes the Staff's comment and will ensure that it include in future filings the quantitative disclosure called for by Item 305(a) of Regulation S-K.
Definitive Proxy Statement filed April 25, 2014

Executive Compensation, page 21

Annual cash incentives, page 26

3.
We note your disclosure on page 28 that the final 2013 STI Plan multiplier was determined, in part, by applying a negative adjustment recommended by Mr. Hockema based on an adjusted EBITDA performance objective established for internal use. In future filings, please ensure that you fully disclose the pre-established performance goals and actual performance under these goals, as well as the potential impact on incentive pay. Please refer to comment 10 of our letter dated December 15, 2010.

Response: The Company notes the Staff's comment and will ensure that it discloses the pre-established performance goals and actual performance under these goals, as well as the potential impact on incentive pay in future filings.

* * * * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie I. Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day

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